

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

August 12, 2009

Ms. Patricia M. Bedient
Weyerhaeuser Company
Federal Way, WA 98063-97777

> **RE:** **Weyerhaeuser Company**
> **Form 10-K for the fiscal year ended December 31, 2008 Filed**
> **February 26, 2009**
> **Definitive Proxy Statement on Schedule 14A Filed March 10, 2009**
> **File No. 001-4825**

Dear Ms. Bedient:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Cash
Accounting Branch Chief